Exhibit 99.1

News

Merisel, Inc. Announces First Quarter 2010 Results

Adjusted net loss improved by 25% for the period and the Company reported significantly reduced operating expenses compared to a year ago.

(In thousands except for per share amounts)

New York, New York – May 14, 2010 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the first quarter ended March 31, 2010.

Merisel reported a net loss available to common stockholders of ($1,761) or ($0.24) per share for the first quarter of 2010 compared to ($492) or ($0.07) per share for the first quarter of 2009.  The 2009 period included a $1,927 gain (net of $73 of expenses) related to the settlement of litigation with American Capital Strategies, Ltd.  Net Sales were $15,006 and $17,102 for the quarters ended March 31, 2010 and 2009, respectively.

Highlights for the period included:

•	Gross Profit improved to 38.0% in the 2010 period compared to 37.2% in the 2009 period;
•	Excluding the net settlement gain recorded during the 2009 period, selling, general and administrative expenses were reduced by $1,392 or 17% during the 2010 period compared to the 2009 period;
•
Excluding the net settlement gain and taxes recorded during the 2009 period, the net loss available to common stockholders improved by $583 in the 2010 period compared to the 2009 period - an improvement of 25%;

•	Revenues in February and March exceeded year ago levels.

Donald R. Uzzi, Chairman and CEO, noted that Merisel’s net loss available to common stockholders in the first quarter of 2010 of ($1,761) improved compared to the 2009 first quarter when adjusted for the net settlement gain and taxes, which resulted in an adjusted net loss available to common stockholders of ($2,344) for the 2009 period.  “Our cost management during the recession, coupled with improved operational efficiencies in all of our facilities, is reflected in this improvement.  This is the second consecutive quarter that the adjusted net loss improved over the prior year despite revenue declines reported in each of those periods.”

Mr. Uzzi further noted that the industry continues to experience weak demand which began in 2008; however, the operational efficiencies and reduced cost structure of Merisel today positions Merisel as a leader in the industry.  “We are seeing increased spending from a variety of customers, but remain cautious overall as we look ahead.  Merisel has been able to maintain a strong balance sheet while others in our industry have not.  Managing our business in today’s still weak economic environment continues to be a challenge; however we continue to focus our efforts for the long term benefit of our stockholders and customers both now and in the future.”

About Merisel

Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles, Chicago and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement

This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of May 13, 2010. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2010		2009
Net sales		$15,006		$17,102

Cost of sales		9,311		10,736

Gross profit		5,695		6,336

Selling, general & administrative expenses		6,685		6,150

Operating income (loss)		(990)		216

Interest expense, net		131		41

(Loss) income before provision for income tax	$	(1,121)		175

Income tax provision		-		75

Net (loss) income	$	(1,121)		100

Preferred stock dividends		640		592
Net loss available to common stockholders	$	(1,761)	$	(492)

Loss per share (basic and diluted):

Net loss available to common stockholders	$	(0.24)	$	(0.07)
Weighted average number of shares:
Basic		7,213		7,241
Diluted		7,213		7,241

MERISEL, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Information to GAAP
(In Thousands)

Unaudited Supplemental Data:

The following information is not a financial measure under generally accepted accounting principles (GAAP). In addition, it should not be construed as an alternative to any other measures of performance determined in accordance with GAAP, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities as there may be significant factors or trends that it fails to address. We present this financial information because we believe that it is helpful to some investors as one measure of our operations. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions; accordingly, its use can make it difficult to compare our results with our results from other reporting periods and with the results of other companies.

	Three Months Ended March 31,
	2010		2009

Net loss available to common stockholders	$	(1,761)	$	(492)

Add (subtract):

Net settlement gain		-	$	(1,927)
Taxes		-		75

Adjusted net loss available to common stockholders (non-GAAP)	$	(1,761)	$	(2,344)

Selling, general & administrative expenses	$6,685	$6,150
Add:

Net settlement gain	-	1,927

Adjusted selling, general & administrative expenses (non-GAAP)	$6,685	$8,077